Exhibit 99.1

INDEPENDENT PROXY ADVISORY FIRMS ISS AND GLASS LEWIS RECOMMEND KOLIBRI GLOBAL ENERGY INC.’S SHAREHOLDERS VOTE AGAINST THE SHARE LIMIT RESOLUTION PROPOSED BY TFG ASSET MANAGEMENT UK LLP

● Your vote is important no matter how many Kolibri shares you hold.

● Kolibri’s board of directors carefully reviewed the Share Limit Resolution and determined that its adoption would be detrimental to shareholders and not in the best interests of the Company.

● Management and the Board unanimously recommend that shareholders vote AGAINST the Proposed Resolution.

● For assistance with voting, please contact Barbara Fox by phone at 1-805-484-3613 ext. 231, or by email at bfox@kolibrienergy.com.

November 11, 2025, THOUSAND OAKS, California – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) announces that the two leading independent proxy advisory firms, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. LLC (“Glass Lewis”) have each recommended that Company’s shareholders vote AGAINST the resolution to alter the Notice of Articles of the Company to cap the number of common shares that the Company is authorized to issue at 37,367,894 (the “Share Limit Proposal”) at the Company’s special general meeting of shareholders scheduled for November 25, 2025 (the “Meeting”). The resolution was proposed by a shareholder of the Company, TFG Asset Management UK LLP (“TFG”), who also requisitioned the Meeting.

ISS and Glass Lewis Recommendations

In making its recommendation that shareholders vote “AGAINST” the Share Limit Proposal, ISS noted that:

“As the board has indicated, the Share Limit Proposal could reduce strategic optionality, increase costs, and impair the company’s ability to implement its shareholder-approved equity compensation plans. The board has correctly noted that several stock exchange policies and certain securities laws already limit the company’s ability to dilute for certain significant issuances without shareholder approval. At the same time, TFG has not disclosed compelling rationale for implementing a limit which could prove burdensome.”

In making its recommendation “AGAINST” the Share Limit Proposal, Glass Lewis concluded that:

“In this case, we do not find the incumbent Board’s capital allocation practices to be concerning, nor do we believe there currently exists any evident or compelling reason to adopt further measures that would limit the Board’s ability to effectively manage the Company’s share capital. Further, we note that, as of the date of writing this report, TFG has not disclosed a rationale underpinning the need for the Company to implement a reduction in its authorized share capital, thus offering no insight as to why such a reduction may be required or beneficial for the Company and its unaffiliated shareholders at this time.

Accordingly, we recommend shareholders vote on the Management GREEN proxy card AGAINST this proposal.”

Board Recommendation

Kolibri’s board of directors (the “Board”) has carefully reviewed the Share Limit Proposal and determined that its adoption would be detrimental to shareholders and not in the best interests of the Company. Management and the Board unanimously recommends that shareholders vote AGAINST the Share Limit Proposal.

Meeting Details

The Meeting is scheduled for 9:00 a.m. (Pacific Time) on November 25, 2025, at the Hyatt Regency Westlake, 880 South Westlake Blvd, Westlake Village, CA 91361, United States. Shareholders of record as of the close of business on October 6, 2025, are entitled to receive notice of and vote at the Meeting. Shareholders are urged to vote well in advance of the Meeting and, in any event, prior to proxy voting deadline of 9:00 a.m. (Pacific time) on November 21, 2025.

How to Vote

●	Registered Shareholders. You are a registered Shareholder if you are registered as the holder of Kolibri shares in the Company’s share register maintained by its transfer agent, Computershare Investor Services Inc. (“Computershare”):

◌	Online: Go to www.investorvote.com, enter the 15-digit control number printed on your GREEN form of proxy and follow the instructions on the screen.
◌	Telephone: Call 1-866-732-8683, (toll-free in North America) or 312-588-4290 (outside of North America), enter the 15-digit control number printed on your GREEN form of proxy and follow the voice recording instructions.

●	Non-Registered Shareholders. You are a non-registered (beneficial) shareholder if your broker, investment dealer, bank, trust company, custodian, nominee or other intermediary holds your Kolibri shares for you:

◌	Online: Go to www.proxyvote.com, enter the 16-digit control number printed on your GREEN voting instruction form and follow the instructions on the screen.
◌	Telephone: Call 1-800-474-7493 (English) or 1-800-474-7501 (French), enter the 16-digit control number printed on your GREEN voting instruction form and follow the recording instructions.

Registered shareholders who require their voting control numbers should contact Computershare by telephone at 1-800-564-6253 (toll-free in North America) or 1-514-982-7555 (outside of North America). Non-registered shareholders who require their voting control numbers should contact their broker or other intermediary.

Shareholder Questions and Voting Assistance

Shareholders who have questions about the information contained in Kolibri’s management information circular or require assistance with the procedure for voting may contact Barbara Fox at 805-484-3613 ext. 231 or bfox@kolibrienergy.com

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.